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                                                                EXHIBIT 99(a)(7)

                  [THE FOLLOWING WILL BE DELIVERED VIA EMAIL]

Re:  Supplemental Information Concerning Option Exchange Program

Attached please find copies of the prospectuses for the Company's 1998 and 2000 Stock Option Plans. These prospectuses contain additional information about the terms of options granted under the Plans and tax consequences relating to the options.